
Mail Stop 3010

June 2, 2011

VIA U.S. MAIL AND FAX (630)218-5270

Mr. Brett Brown
Chief Financial Officer
Inland Real Estate Corporation
2901 Butterfield Road
Oak Brook, Illinois 60523

> **Re: Inland Real Estate Corporation**
> **Form 10-K for the year ended December 31, 2010**
> **File No. 001-32185**

Dear Mr. Brown:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2010

General

1. In future periodic filings, with respect to your ATM program, please disclose the amount of gross proceeds and the offering expenses/commissions. In addition, please disclose the amount still available under the program.

Item 2. Properties, page 17

2. In future periodic filings, please disclose the impact of tenant expense reimbursements and concessions, such as free rent, on annual rental income.

Item 7. Management's Discussion and Analysis …, page 38

Executive Summary, page 38

3. In future periodic filings, please expand your disclosure of your leasing activities for the period presented to include a discussion, where applicable, of the average tenant improvement costs, leasing commissions and tenant concessions. To the extent you have material lease expirations in the next year, please include disclosure regarding the relationship of rents on expiring leases and market rents.

Acquisitions and Dispositions, page 42

4. To the extent that aggregate acquisitions in future reporting periods are material, please include capitalization rates for such acquisitions. Also include a clear description of how you calculate capitalization rates, including how you calculate NOI for these purposes.

Item 8 Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

(1) Organization and Basis of Accounting

Accounting Policies, page 77

5. Please tell us and disclose your accounting policy regarding below market lease intangibles, including whether you have included below market lease renewals within your estimated amortization period. Within your response, please tell us management's process for determining whether a lease includes a below market renewal option and how management determines the likelihood of the tenant exercising this option.

6. Please provide us with more information regarding your sales of tenant-in-common and Delaware Statutory Trust interests in properties. In your response, tell us the significant terms of any sales agreements, and explain to us how you determined that the related properties should be deconsolidated upon the sale of an interest. Cite any relevant accounting literature in your response.

(3) Unconsolidated Joint Ventures, page 82

7. We note your disclosure that you have a fifty-five percent interest in the joint venture you formed with PGGM. Additionally, we note that the company is the managing partner of the venture. Explain to us how you determined that you were not required to consolidate the venture. Cite any relevant accounting literature in your response.

8. We note your disclosure that the company recorded a $2.9 million impairment loss in 2009 related to basis differences recorded for interest costs. Explain to us how the capitalization of interest costs resulted in a basis difference.

9. Please provide to us your analysis as to whether any financial statements are required in accordance with Rule 3-09 of Regulation S-X.

(4) Fair Value Disclosures, page 87

10. We note your inclusion of your investment in certain NARE/Inland partnerships as well as certain fixed and variable rate debt in your table of assets and liabilities measure at fair value on a recurring basis. Please clarify for us whether the company has elected the fair value option with respect to these assets and liabilities.

(14) Convertible Notes, page 96

11. We note that you have separately accounted for the conversion feature of your convertible notes. Please clarify for us how you are accounting for the conversion feature. In your response, tell us if the company is remarking the conversion feature to fair value on a periodic basis with changes in fair value reflected in earnings. Cite any relevant accounting literature in your response.

Exhibits

12. We note that you have provided guarantees related to certain mortgages. Please file these guarantees as exhibits in accordance with Item 601(b)(10) of Regulation S-K, or tell us why you believe you are not required to file these guarantees.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Robert Telewicz, Staff Accountant at (202)551-3438 or the undersigned at (202)551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman, Staff Attorney at (202)551-3585 or Sonia Barros, Special Counsel at (202)551-3655 with any other questions.

Sincerely,

Kevin Woody
Accounting Branch Chief